UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 1, 2013

Commission File Number: 000-29008

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION ———————————————————————————————————
(Translation of registrant’s name into English)

Unit 10-11, 10/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

EBOD ANNOUNCES INTENTION TO VOLUNTARILY DELIST FROM THE NASDAQ STOCK MARKET AND
DEREGISTER AS A REPORTING COMPANY WITH THE SEC
HONG KONG – February 1, 2013 – Renewable Energy Trade Board Corporation,
formerly known as China Technology Development Group Corporation (Nasdaq: EBOD;
“we” or the “Company”), a fast growing clean energy group in China based in Hong
Kong, today announced that it intends to voluntarily delist its common stock from the Nasdaq Stock Market and deregister the Company as a reporting company with the Securities and Exchange Commission (the “SEC”).
The Company has notified the Nasdaq Stock Market of its intent to voluntarily delist its common stock from the Nasdaq Capital Market and will file a notice on
Form 25 relating to the delisting of its common stock with the SEC on or about
February 11, 2013, but no earlier than February 11, 2013. The Company expects that the trading of its common stock on the Nasdaq Capital Market will be suspended on the date the Form 25 is filed, with the official delisting of the
Company’s common stock becoming effective ten days thereafter. Simultaneously with the effectiveness of delisting, the Company plans to file a Form 15 with the SEC to terminate its reporting obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Upon the filing of the Form 15, the
Company’s obligations to file certain reports with the SEC, including Form 20-F and Form 6-K, will immediately be suspended. The Company expects that the deregistration of its common stock will become effective ninety days after the date the Form 15 is filed. The deregistration of the Company’s common stock is subject to the SEC’s review.
Following the delisting, it is expected that the trading of the Company’s common stock by continuing shareholders may be effective through privately negotiated transactions or on the Pink Sheets, a centralized electronic quotation service for over-the-counter securities, so long as market makers demonstrate an interest in trading in the Company’s common stock. However, the Company can provide no assurance that the trading in its common stock will continue in the
Pink Sheets or in any other form. More information about the Pink Sheets can be obtained from its website at http://www.pinksheets.com.
The decision to voluntarily delist and deregister its common stock has been driven by the Company’s goal to reduce current expenses and to avoid future expenses associated with the NASDAQ listing and compliance with SEC reporting requirements, which include audit, legal and other administrative fees. The
Company’s common stock is very thinly traded on the Nasdaq Capital Market and has generated no significant institutional investor interest or analyst coverage. The Company’s Board of Directors authorized the delisting and deregistration of the Company’s common stock after concluding that the consequences of remaining an SEC-reporting company, including the significant costs associated with regulatory compliance, outweighed the current benefits of remaining listed on the Nasdaq Stock Market. The Company believes that the expense reductions inherent in delisting and deregistration will benefit the
Company and its shareholders and serve to maximize the long term value of the
Company. In addition, the deregistration will enable the Company’s senior management to focus more of its time and resources on operating the Company and enhancing shareholder value. Following the deregistration, the Company intends to continue to be audited by independent accounting firms and prepare and publish its consolidated annual financial results on its company website
www.energy-board.com.

About EBOD:
EBOD is a fast growing clean energy group in China based in Hong Kong, providing solar energy products and solutions to the global market under the “LSP” brand.
For more information, please visit http://www.energy-board.com
EBOD’s major shareholder is China Merchants Group, a state-owned conglomerate in
China (http://www.cmhk.com).

Forward-Looking Statement Disclosure:
It should be noted that certain statements herein which are not historical facts and statements preceded by “believe,” “expect,” “anticipate,” “foresee,”
“target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements.  These statements are based on management’s best assumptions and beliefs in light of the information currently available to it.
Because they involve risks and uncertainties, actual results may differ materially from the results that the Company currently expects. Factors that could cause these differences include the risk factors specified on the
Company’s annual report on Form 20-F for the year ended December 31, 2011 under
“Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. The Company does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION

Date: February 1,2013	By:	Alan Li
	Name:	Alan Li
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release